UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-06217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTEL 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

INTEL CORPORATION

2200 MISSION COLLEGE BOULEVARD

SANTA CLARA, CALIFORNIA, 95054-1549

INTEL 401(k) SAVINGS PLAN

(Formerly Intel Corporation 401(k) Savings Plan)

Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010, and for the Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

The Retirement Plans Administrative Committee

Intel 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Intel 401(k) Savings Plan (formerly Intel Corporation 401(k) Savings Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and

Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

San Jose, California

June 28, 2012

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Statements of Net Assets Available for Benefits

	December 31
	2011	2010

Assets
Value of interest in master trust investment accounts, at fair value	$3,365,735,538	$ 962,179,342
Investments, at fair value	1,631,019,494	3,899,665,674

Receivables:
Notes receivable from participants	71,528,717	67,013,527
Interest and dividends receivable	51	77
Receivable from brokers for securities sold	398,688	1,462,072
Employee contributions receivable	118,017	—
Employer discretionary contributions receivable	2,725,556	—

Total receivables	74,771,029	68,475,676

Total assets, at fair value	5,071,526,061	4,930,320,692

Liabilities
Other accrued liabilities	819,765	3,267,904

Total liabilities, at fair value	819,765	3,267,904

Net assets available for benefits, at fair value	5,070,706,296	4,927,052,788

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	(7,961,502)	(3,955,738)

Net assets available for benefits	$5,062,744,794	$4,923,097,050

See accompanying notes.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to (deductions from) net assets attributed to:
Employee contributions	$ 458,510,348
Employer discretionary contributions	2,725,556
Interest and dividend income	89,747,495
Net investment income from participation in master trust investment accounts	50,986,056
Net realized and unrealized depreciation in fair value of investments	(247,030,841)
Benefits paid to participants and participant withdrawals	(214,639,538)
Administrative fees	(495,960)
Transfers to other plan	(155,372)

Net increase	139,647,744

Net assets available for benefits:
Beginning of year	4,923,097,050

End of year	$5,062,744,794

See accompanying notes.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following description of the Intel 401(k) Savings Plan (the Plan), formerly known as the Intel Corporation 401(k) Savings Plan, provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions. The plan document contains the definitive legal provisions governing the Plan.

General

The Plan is a defined contribution plan covering all eligible U.S. employees of Intel Corporation (the Company). Eligible employees may participate in the Plan at any time on or after their date of hire. All employees who become eligible to participate are automatically enrolled in the Plan unless they make an affirmative election not to participate. Participants who are automatically enrolled initially have 3% of their eligible pre-tax compensation withheld and deposited in the appropriate Target Date Fund (formerly known as LifeStage Funds), which invests in varying percentages of equity securities and fixed-income debt instruments based on the participants’ ages. Pre-tax deferrals shall increase by one percentage point effective as of the first payroll period ending on or after April 1, 2012 and as of the first payroll period ending on or after April 1 of each successive plan year to a maximum pre-tax deferral of 10%, subject to the limitations as set forth in the plan document including the ability for participants to opt-out of increases.

As of January 1, 2011 (the effective date), the Company closed the Intel Minimum Pension Plan (the Intel Pension Plan) and the Intel Retirement Contribution Plan (the Intel Contribution Plan) to employees hired on or after the effective date. Employees hired on or after the effective date will receive an annual contribution, the Discretionary Intel Contribution, in their Discretionary Intel Contribution Account.

The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

Trustee

State Street Bank and Trust Company (State Street) is the trustee for the Plan, the Intel Corporation Retirement Plans Master Trust (the Master Trust) and held all investments of the Plan and the Master Trust directly or through a subtrust for which Fidelity Management Trust Company is subtrustee.

Administration of the Plan

The Company’s Finance Committee appoints the members of the Retirement Plans Administrative Committee (RPAC) and the Investment Policy Committee (IPC). RPAC is the fiduciary responsible for the general operation and administration of the Plan. The IPC is the fiduciary responsible for the management and control of Plan assets. The Company is the plan sponsor, as defined by ERISA. Fidelity Investments Institutional Operations Company is the Plan’s record keeper.

Contributions and Participant Accounts

Participant Contributions

Participants may make pre-tax contributions, after-tax Roth 401(k) contributions, or a combination of both, up to 50% of their annual eligible compensation, provided the amounts do not exceed the annual Internal Revenue Service (IRS) limits. Such contributions are withheld by the Company from each participant’s compensation and deposited in the appropriate investment option in accordance with the participant’s directives. Participants who are 50 years of age or older by the end of a particular plan year and have contributed the maximum amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation as catch-up contributions, up to the annual IRS limit. Participants can elect to invest in any combination of the available investment options offered under the Plan, in addition to mutual funds and exchange traded funds available through a self-directed brokerage account. However, participants may not elect to invest more than 20% of their account in the Intel Stock Fund. Participants may change their investment elections daily.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

Company Contributions

For eligible participants, the Plan provides for the Company, at its discretion, to make an annual contribution to their Discretionary Intel Contribution Account subject to certain limitations of the Code. Amounts to be contributed are determined by the Chief Executive Officer of the Company under delegation from the Board of Directors, pursuant to the terms of the Plan.

Generally, only participants employed by the Company on the last day of the plan year and who have completed one year of service as defined by the plan document are eligible to receive the Company contribution, except in the event of death, job elimination, divestiture, total and permanent disability, or attainment of normal or early retirement date occurring during the plan year.

Participants have authority over the investment allocation of Company contributions.

Participant Accounts

Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:

•	Bi-weekly or semi-monthly for participant contributions.

•	Daily for a pro rata share of investment income or losses on the Plan’s investments based on the ratio that each participant’s account bears to the total of all such accounts.

•

Annual discretionary employer contributions to the Discretionary Intel Contribution Account are allocated at the end of each calendar year in the ratio that each participant’s adjusted compensation for the plan year bears to the total adjusted compensation of all participants eligible for a contribution for that plan year. The adjusted compensation of a participant equals the participant’s current year’s eligible compensation as defined in the plan document.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

Employee Stock Ownership Plan

Under the terms of the Plan, the Intel Stock Fund is an employee stock ownership plan (ESOP) in accordance with Code section 4975(e)(7). As such, participants will have the option to receive dividends on their shares of stock held in the Intel Stock Fund distributed in cash or reinvested within the Intel Stock Fund.

Vesting

Participants are immediately 100% vested with respect to employee contributions and related earnings.

Participants vest in the discretionary employer contributions to their Discretionary Intel Contribution Account and related earnings according to the following schedule:

Years of Service	Vesting

Less than 2 years	0%
2 years	20
3 years	40
4 years	60
5 years	80
6 years	100

The value of each participant’s account becomes 100% vested when the participant reaches age 60, upon death, job elimination, divestiture, or upon total and permanent disability. For participants who withdrew from the Plan during 2011, no unvested account balances were forfeited because no contributions had yet been made.

Payment of Benefits

Participants are eligible for a distribution of plan benefits upon termination of service, whether by disability, retirement, death or leaving the Company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from the employee contribution portion of their plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid in a single lump-sum distribution, monthly annuity payments, partial distribution (not available to beneficiaries), or may request that the Plan make a direct transfer to another eligible retirement plan.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

Participants who elect monthly annuity payments will have the balance of their accounts transferred to the Intel Pension Plan. An annuity is paid to those participants based on the value of their plan accounts in accordance with the terms of the two plans. There were transfers under this option of $155,372 for the year ended December 31, 2011.

Notes Receivable From Participants

Active participants are permitted to obtain loans of up to 50% of their vested account balances in the Plan up to a maximum of $50,000 when combined with all other loans from this Plan and the Intel Contribution Plan. No more than two loans may be outstanding at any time. Participants’ account balances secure their loans. The interest rate on these loans is based on the prime rate plus 1% as reported by Reuters on the last business day of each month. Loan provisions are established by the RPAC and administered by the record keeper.

Participants may choose to obtain loans from either this Plan or the Intel Contribution Plan. Repayments of loans are transferred to the participants’ plan and Intel Contribution Plan accounts in the ratio in which their accounts provided funding for the loan. Participant loans are classified as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. The interest earned on these loans is included with interest and dividend income on the statement of changes in net assets available for benefits.

Administrative Expenses

A portion of the expenses for administration of the Plan is paid from asset-based credits received from certain mutual funds. Any remaining administrative expenses are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

Investment Valuation

A portion of the investments of the Plan is held in the Master Trust, which consists of the assets of the Plan, the Intel Contribution Plan, and the Intel Pension Plan. The Master Trust includes multiple master trust investment accounts, in which different combinations of the above-mentioned plans invest. Each participating plan shares in the assets and earnings of the master trust investment accounts based on its respective interest in each master trust investment account. See Note 3: Master Trust Investment Accounts, for the detail of the investments held and investment income of the master trust investment accounts. The investments and activities of each master trust investment account are specified; however, not all of the master trust investment accounts will engage in all of the investments or activities described. In 2011 and 2010, the Plan participated in the U.S. Large Cap Stock Fund, the International Stock Fund, the Global Bond Fund, the U.S. Small Cap Stock Fund, the Stable Value Fund, the Alternative Investments Fund, the Commodities Fund, the Absolute Return Fund and the Long/Short Fund. During 2011, the Absolute Return Fund and the Long/Short Fund were combined to form the Hedge Fund and part of the International Stock Fund was spun off to form the Emerging Markets Fund. As a result, during 2011, the Plan also participated in the newly created Hedge Fund and Emerging Markets Fund.

The Plan, either directly or through investment in master trust investment accounts, holds investments in registered mutual funds, common collective trust funds, equity securities, exchange traded funds, fixed-income debt instruments, derivative financial instruments, marketable limited partnerships or corporations, securities lending collateral and nonmarketable limited partnerships, all of which are stated at fair value as of the last day of the plan year. The fair value for securities traded on a national securities exchange or over-the-counter market is determined using the last reported sales price as of the valuation date. Registered mutual funds are valued at quoted market prices that represent the net asset values of shares held at year-end. Participation units in common collective trust funds are stated at their unit price based on the fair values of underlying assets in the common collective trust funds on the last business day of the plan year. Marketable limited partnerships and corporations are valued at their unit price based on the fair value of underlying assets in the partnership or corporation. Nonmarketable limited partnerships are valued at their unit price, or equivalent, based on the fair value of underlying assets in the partnership.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

The Global Bond Fund may engage in repurchase agreement transactions. Under the terms of a repurchase agreement, the Global Bond Fund takes possession of an underlying fixed-income debt instrument (collateral) subject to an obligation of the seller to repurchase, and the Global Bond Fund to resell, the fixed-income debt instrument at an agreed-upon price and date in the future. Fixed-income debt instruments purchased under repurchase agreements are reflected as assets and the obligations to resell as liabilities. The market value of the collateral must be equal to or exceed the total amount of the repurchase obligations, including interest. Generally, in the event of counterparty default, the Global Bond Fund has the right to use the collateral to offset losses incurred.

The Global Bond Fund may purchase or sell securities on a delayed-delivery or when-issued basis. These transactions involve a commitment by the Global Bond Fund to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement period. When purchasing a security, the Global Bond Fund assumes the rights and risks of ownership of the security, including the risk of price and yield fluctuations. The Global Bond Fund may dispose of, or renegotiate delivery of, the security after entering into the transaction and may sell the security before it is delivered, which may result in a realized gain or loss. When the Global Bond Fund has sold a security on a delayed-delivery basis, the Global Bond Fund does not participate in future gains and losses with respect to the security.

The Global Bond Fund may enter into short-sale transactions. A short sale is a transaction in which the Global Bond Fund sells securities it borrows in anticipation of a decline in the market price of the securities, and subsequently repurchases the securities. Securities sold in short-sale transactions are reflected as a liability. The Global Bond Fund is obligated to deliver securities at the market price at the date the short position is closed. Possible losses from short sales may be unlimited, whereas losses from purchases cannot exceed the total amount invested.

Within the Stable Value Fund, traditional guaranteed investment contracts (GICs) and variable synthetic (VS) GICs are stated at fair value, computed using discounted cash flows. Fixed maturity synthetic (FMS) GICs, constant duration synthetic (CDS) GICs and pooled separate account (PSA) GICs held in the Stable Value Fund are also stated at fair value, which includes a value for the underlying assets held plus a value for the wrap contracts related to the investment. The fair value of the underlying assets held is determined by either security market prices or the net asset value in the case of the PSA GICs. The wrap contract valuations are stated at fair value based on a replacement cost determined by BNY Mellon Cash Investment Strategies, a division of The Dreyfus Corporation (BNY Mellon), the Stable Value Fund’s investment manager. The Stable Value Fund is allocated to the Plan and the Intel Contribution Plan based on each plans’ proportionate share of underlying assets.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

Investment contracts held by a defined contribution plan are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. The statements of net assets available for benefits present the fair value of the investment in the Stable Value Fund as well as the adjustment from fair value to contract value for the Plan’s proportionate share of fully benefit-responsive investment contracts within the Stable Value Fund. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Income Recognition

Net investment income includes the gain (loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair value of investments. Unrealized appreciation (depreciation) is calculated as the difference between the fair value of investments at the beginning and the end of the year for investments held the entire year, and the difference between the purchase price and the fair value of investments at the end of the year for investments acquired during the year.

Investment transactions are recognized as of their trade dates. Interest is accrued daily; dividends are accrued on the ex-dividend date.

Benefit Payments

Benefits are recorded when paid.

Contributions

Participant contributions are accrued when the participants’ salary deferrals are withheld. Company contributions are accrued in the period in which they become obligations of the Company, pursuant to the terms of the plan document.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from management’s estimates.

Accounting Changes

2011

In 2011, the Plan adopted new standards that require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The adoption of this standard did not have a significant impact on the Plan’s financial statements.

2010

In 2010, the Plan adopted new standards that require additional fair value disclosures. These amended standards require disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers. These new standards did not have a significant impact on the Plan’s financial statements.

Additionally, in 2010, the Plan adopted new standards that clarify the classification and measurement of participant loans by defined contribution plans. The new standards require that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued interest. The Plan adopted these new standards and has reclassified participant loans from investments to notes receivable from participants. Net assets available for benefits were not affected by the adoption of the new standards because fair value approximates cost.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued amended standards to achieve a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. generally accepted accounting principles and International Financial Reporting Standards. For assets and liabilities categorized as Level 3 and recognized at fair value, these amended standards require disclosure of quantitative information about unobservable inputs, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, these amended standards require disclosure of the level in the fair value hierarchy for financial instruments disclosed at fair value but not recorded at fair value. These new standards are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The adoption of these amended standards is not expected to significantly impact the Plan’s financial statements.

3. Master Trust Investment Accounts

Most of the Plan’s investments are held in master trust investment accounts.

The value of the Plan’s interest in the master trust investment accounts included in the statements of net assets available for benefits represents the following percentages of the net assets available for benefits of the asset class master trust investment accounts:

	December 31
	2011	2010

U.S. Large Cap Stock Fund	45.1%	27.5%
International Stock Fund	48.1	17.0
Global Bond Fund	17.3	5.8
U.S. Small Cap Stock Fund	54.2	25.2
Stable Value Fund	79.7	68.4
Alternative Investments Fund	0.4	0.1
Emerging Markets Fund	43.2	*
Hedge Fund	36.6	*
Absolute Return Fund	*	5.6
Commodities Fund	36.9	8.0
Long/Short Fund	*	9.9

*	Denotes that the Plan did not participate in these master trust investment accounts because the master trust investment account did not exist as of December 31 of the years shown above.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

The following table presents the net assets available for benefits of the nine master trust investment accounts as of December 31, 2011:

	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Hedge Fund	Commodities Fund	Emerging Markets Fund	Total

Assets
Cash	$69,300	$3,494,889	$23,740,072	$—	$—	$—	$—	$—	$20,000,121	$ 47,304,382
Common collective trust funds	929,350,192	446,978,958	178,872,790	22,809,839	504,958,497	3,263,537	11,117,287	157,957,264	943,324,999	3,198,633,363
U.S. corporate bonds	—	15,076,105	380,858,923	—	3,943,530	—	—	—	—	399,878,558
International corporate bonds	—	18,394,583	129,545,896	—	—	—	—	—	—	147,940,479
U.S. government bonds	—	—	709,663,293	—	9,578,447	—	—	—	—	719,241,740
International government bonds	—	26,633,269	372,257,257	—	—	—	—	—	—	398,890,526
Municipal bonds	—	—	25,054,988	—	—	—	—	—	—	25,054,988
Mortgage-backed securities	—	—	73,513,689	—	6,790,739	—	—	—	—	80,304,428
Collateralized debt obligations	—	—	200,693,259	—	5,869,523	—	—	—	—	206,562,782
Other fixed-income debt instruments	—	—	—	2,876,525	—	—	—	—	—	2,876,525
Mutual funds	482,444,234	—	—	—	—	—	—	—	—	482,444,234
Exchange traded fund	—	—	—	72,338,486	—	—	—	—	—	72,338,486
U.S. corporate stocks	13,296	191,193,978	—	118,949,407	—	—	—	—	—	310,156,681
International corporate stocks	—	422,069,552	—	43,286,018	—	—	—	—	—	465,355,570
Preferred stocks	—	6,227,455	3,072,335	—	—	—	—	—	—	9,299,790
Traditional guaranteed investment contracts	—	—	—	—	4,873,301	—	—	—	—	4,873,301
Pooled separate accounts	—	—	—	—	60,258,127	—	—	—	—	60,258,127
Interest and dividends receivable	27	2,238,734	15,374,059	189,653	112,644	387	562	22	31	17,916,119
Receivable from brokers for securities sold	947,653	2,442,071	—	77,747	—	—	11,041,676	178,294	336,501	15,023,942
Receivable for investments sold on a delayed-delivery basis	—	—	165,128,283	—	—	—	—	—	—	165,128,283
Wrap contracts	—	—	—	—	54,788	—	—	—	—	54,788
Derivative assets	—	2,789,435	18,239,748	—	—	—	—	—	—	21,029,183
Marketable limited partnerships and corporations	—	—	—	—	—	—	1,848,898,080	227,543,836	—	2,076,441,916
Non-marketable limited partnerships	—	—	—	—	—	345,136,833	—	—	—	345,136,833
Investments of securities lending collateral	—	87,080,668	108,565,798	108,630,421	—	—	—	—	—	304,276,887

Total assets, fair value	$1,412,824,702	$1,224,619,697	$2,404,580,390	$369,158,096	$596,439,596	$348,400,757	$1,871,057,605	$385,679,416	$963,661,652	$9,576,421,911

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Hedge Fund	Commodities Fund	Emerging Markets Fund	Total

Liabilities
Accrued administrative fees	$74,324	$1,510,040	$5,710,639	$384,779	$318,534	$434,818	$28,961	$216,208	$740,101	$ 9,418,404
Other payables	—	—	831,255	—	—	—	—	—	—	831,255
Payable to brokers for securities purchased	—	72,440	—	1,586,247	—	—	—	—	20,000,000	21,658,687
Payable for investments sold on a delayed-delivery basis	—	—	228,516,431	—	—	—	—	—	—	228,516,431
Payable to brokers for collateral on deposit	—	—	6,067,557	—	—	—	—	—	—	6,067,557
Derivative liabilities	—	885,534	23,991,083	—	—	—	—	—	—	24,876,617
Securities sold, not yet purchased	—	—	105,637,108	—	—	—	—	—	—	105,637,108
Payable for securities lending collateral	—	89,116,208	111,103,560	109,461,576	—	—	—	—	—	309,681,344

Total liabilities, at fair value	74,324	91,584,222	481,857,633	111,432,602	318,534	434,818	28,961	216,208	20,740,101	706,687,403

Net assets available for benefits, at fair value	1,412,750,378	1,133,035,475	1,922,722,757	257,725,494	596,121,062	347,965,939	1,871,028,644	385,463,208	942,921,551	8,869,734,508
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held	—	—	—	—	(9,989,337)	—	—	—	—	(9,989,337)

Net assets available for benefits	$1,412,750,378	$1,133,035,475	$1,922,722,757	$257,725,494	$586,131,725	$347,965,939	$1,871,028,644	$385,463,208	$942,921,551	$8,859,745,171

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

The following table presents the net assets available for benefits of the nine master trust investment accounts as of December 31, 2010. Certain amounts have been reclassified to conform to the current year’s presentation.

	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Absolute Return Fund	Commodities Fund	Long/Short Fund	Total

Assets
Cash	$—	$412,629	$23,664,157	$1,037,169	$—	$52	$—	$322,611	$—	$ 25,436,618
Subscriptions paid in advance	—	—	—	—	—	—	147,000,000	—	63,000,000	210,000,000
Common collective trust funds	985,344,051	795,381,822	756,418,890	11,628,613	234,909,756	759,250	1,499,742	122,442,208	217,394	2,908,601,726
U.S. corporate bonds	—	9,517,828	190,468,429	—	—	—	—	—	—	199,986,257
International corporate bonds	—	8,603,210	80,711,413	—	—	—	—	—	—	89,314,623
U.S. government bonds	—	—	483,589,520	—	28,266,350	—	—	—	—	511,855,870
International government bonds	—	9,314,253	295,103,799	—	—	—	—	—	—	304,418,052
Municipal bonds	—	—	12,246,769	—	—	—	—	—	—	12,246,769
Mortgage-backed securities	—	—	67,041,666	—	7,826,183	—	—	—	—	74,867,849
Collateralized debt obligations	—	—	169,751,374	—	13,085,870	—	—	—	—	182,837,244
Other fixed-income debt instruments	—	—	10,617,019	—	—	—	—	—	—	10,617,019
Mutual funds	185,402,381	—	7,734,628	—	—	—	—	—	—	193,137,009
Exchange traded fund	—	—	—	228,077,765	—	—	—	—	—	228,077,765
U.S. corporate stocks	—	87,445,721	—	—	—	—	—	—	—	87,445,721
International corporate stocks	—	225,030,745	—	—	—	—	—	—	—	225,030,745
Preferred stock	—	—	1,800,973	—	—	—	—	—	—	1,800,973
Traditional guaranteed investment contracts	—	—	—	—	6,266,505	—	—	—	—	6,266,505
Variable synthetic guaranteed investment contracts	—	—	—	—	2,525,997	—	—	—	—	2,525,997
Interest and dividends receivable	93	803,611	12,008,468	114,829	225,630	481	177	—	221	13,153,510
Receivable from broker for securities sold	34,639	532,887	4,152,728	—	—	—	—	—	—	4,720,254
Receivable for investments sold on a delayed-delivery basis	—	—	301,721,225	—	—	—	—	—	—	301,721,225
Wrap contracts	—	—	—	—	180,998	—	—	—	—	180,998
Derivative assets	—	541,900	21,736,879	—	—	—	—	—	—	22,278,779
Marketable limited partnerships and corporations	—	—	—	—	—	—	348,030,783	144,830,874	190,523,313	683,384,970
Non-marketable limited partnerships and corporations	—	—	—	—	—	245,283,010	—	—	—	245,283,010
Investments of securities lending collateral	—	56,860,061	209,643,606	193,570,000	—	—	—	—	—	460,073,667

Total assets, fair value	$1,170,781,164	$1,194,444,667	$2,648,411,543	$434,428,376	$293,287,289	$246,042,793	$496,530,702	$267,595,693	$253,740,928	$7,005,263,155

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Absolute Return Fund	Commodities Fund	Long/Short Fund	Total

Liabilities
Accrued administrative fees	$44,584	$1,068,560	$635,142	$5,705	$154,452	$13,086	$39,121	$106,858	$—	$ 2,067,508
Other payables	—	—	537,131	—	—	—	—	—	—	537,131
Payable to brokers for securities purchased	—	2,767,921	559,317	1,105,209	—	—	—	—	—	4,432,447
Payable for investments sold on a delayed-delivery basis	—	—	465,052,525	—	—	—	—	—	—	465,052,525
Payable to brokers for collateral on deposit	—	—	5,450,000	—	—	—	—	—	—	5,450,000
Derivative liabilities	—	1,550,980	15,846,317	—	—	—	—	—	—	17,397,297
Securities sold, not yet purchased	—	—	21,378,574	—	—	—	—	—	—	21,378,574
Payable for securities lending collateral	—	56,860,061	217,349,290	193,570,000	—	—	—	—	—	467,779,351

Total liabilities, at fair value	44,584	62,247,522	726,808,296	194,680,914	154,452	13,086	39,121	106,858	—	984,094,833

Net assets available for benefits, at fair value	1,170,736,580	1,132,197,145	1,921,603,247	239,747,462	293,132,837	246,029,707	496,491,581	267,488,835	253,740,928	6,021,168,322
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held	—	—	—	—	(5,783,243)	—	—	—	—	(5,783,243)

Net assets available for benefits	$1,170,736,580	$1,132,197,145	$1,921,603,247	$239,747,462	$287,349,594	$246,029,707	$496,491,581	$267,488,835	$253,740,928	$6,015,385,079

The following is a summary of the net investment income (loss) in the master trust investment accounts for the year ended December 31, 2011:

	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Hedge Fund	Commodities Fund	Emerging Markets Fund	Absolute Return Fund	Total

Net realized and unrealized appreciation (depreciation) in fair value of investments	$87,529,232	$(61,971,528)	$47,861,475	$(27,962,983)	$7,372,905	$(96,448)	$(41,228,049)	$(28,467,588)	$(47,192,054)	$19,333,963	$(44,821,075)
Interest and dividends	6,686,280	13,929,945	63,054,362	3,932,632	2,423,585	6,416	3,721	1,076	3,622	5,573	90,047,212
Administrative fees	(181,017)	(5,509,759)	(7,475,653)	(764,480)	(673,761)	(873,737)	(385,879)	(283,505)	(784,517)	(60,000)	(16,992,308)

Net investment income (loss)	$94,034,495	$(53,551,342)	$103,440,184	$(24,794,831)	$9,122,729	$(963,769)	$(41,610,207)	$(28,750,017)	$(47,972,949)	$19,279,536	$ 28,233,829

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

4. Fair Value

The Plan’s financial instruments and the master trust investment accounts are stated at fair value. Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Plan and master trust investment accounts consider the principal or most advantageous market in which the Plan and master trust investment accounts would transact, and the Plan and master trust investment accounts also consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, redemption restrictions, and risk of nonperformance.

The Plan’s financial instruments stated at fair value are detailed below, and the fair value of the master trust investment accounts within the Master Trust is separately disclosed below the Plan related disclosures.

Fair Value Hierarchy

The three levels of inputs that may be used to measure fair value are as follows.

•	Level 1. Quoted prices in active markets for identical assets or liabilities.

Level 1 assets and liabilities consist of certain of the Plan’s and master trust investment accounts’ marketable fixed-income debt and equity instruments, registered mutual funds, exchange-traded derivative financial instruments, bonds held in the FMS GICs, and exchange-traded funds that are traded in an active market with sufficient volume and frequency of transactions.

•

Level 2. Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.

Level 2 assets consist of certain of the Plan’s and master trust investment accounts’ marketable fixed-income debt instruments with quoted market prices that are traded in less active markets or priced using a quoted market price for similar instruments. Level 2 assets also include marketable fixed-income debt instruments priced using non-binding market consensus prices that

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

can be corroborated with observable market data, quoted prices that were adjusted for security-specific restrictions and fixed-income debt instruments and derivative financial instruments priced using inputs that are observable in the market or can be derived principally from or corroborated with observable market data. Privately negotiated derivatives, also referred to as over the counter (OTC), including currency forward contracts and swap agreements, are valued using observable inputs, such as quotations received from the counterparty, dealers or brokers, whenever available or considered reliable. In instances, where models are used, the value of the OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability and reliability of observable inputs. Such inputs may include prepayment rates, rates of estimated credit losses, interest rates or discount rates and volatilities and can generally be corroborated by market data and therefore classified within Level 2 of the fair value hierarchy. Other marketable instruments in this category generally include certain of the Plan’s and master trust investment accounts’ common collective trust funds, registered mutual funds, certain marketable limited partnerships or corporations that are redeemable in the near term, GICs, CDS GICs, VS GICs and PSA GICs. The non-binding market consensus prices obtained from pricing providers or brokers are based on proprietary valuation models that incorporate a number of inputs, including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and other reference data. Common collective trust funds, registered mutual funds, certain marketable limited partnerships or corporations and PSA GICs are valued using the net asset value per share for the investment.

•

Level 3. Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities. Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that we were unable to corroborate with observable market data.

Level 3 assets and liabilities include certain of the Plan’s and master trust investment accounts’ marketable limited partnerships or corporations that are not redeemable in the near term, nonmarketable limited partnership investments that are not redeemable in the near term, wrap contracts for the FMS GICs, CDS GICs, and PSA GICs, common collective trust funds with significant redemption restrictions, and fixed-income debt instruments for which values are determined using inputs that are both unobservable and significant to the values of the instruments being measured.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

The Plan’s policy is to reflect transfers between levels at the beginning of the year in which a change in circumstances resulted in the transfer.

Assets Measured at Fair Value on a Recurring Basis

The Plan’s assets measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, consisted of the following types of instruments as of December 31, 2011:

	Fair Value Measurements at Reporting Date Using Inputs Classified as:

	Level 1	Level 2	Level 3	Total

Assets
Common collective trust funds:
Fixed-income funds	$—	$430,162	$—	$ 430,162
International equity funds	—	75,343,562	—	75,343,562
Intel Corporation common stock	368,676,269	—	—	368,676,269
Registered mutual funds:
Fixed-income funds	195,317,017	—	—	195,317,017
U.S. large cap equity funds	362,658,769	—	—	362,658,769
U.S. small cap equity funds	160,795,365	—	—	160,795,365
International equity funds	97,083,628	—	—	97,083,628
Equity precious metal funds	39,659,903	—	—	39,659,903
Large cap growth funds	72,831,724	—	—	72,831,724
Other mutual funds	234,875,192	—	—	234,875,192
Exchange traded funds	23,347,903	—	—	23,347,903

Total assets measured at fair value[1]	$1,555,245,770	$75,773,724	$—	$1,631,019,494

[1]	For further fair value information on the assets held in the master trust investment accounts, see master trust investment accounts fair value disclosure below.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

The Plan’s assets measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, consisted of the following types of instruments as of December 31, 2010:

	Fair Value Measurements at Reporting Date Using Inputs Classified as:

	Level 1	Level 2	Level 3	Total

Assets
Common collective trust funds:
Fixed-income funds	$—	$422,211	$—	$ 422,211
U.S. large cap entity funds	—	84,380,763	—	84,380,763
International equity funds	—	139,410,251	—	139,410,251
Intel Corporation common stock	356,128,064	—	—	356,128,064
Registered mutual funds:
Fixed-income funds	705,939,384	—	—	705,939,384
Balanced funds	136,679,241	—	—	136,679,241
U.S. large cap equity funds	1,199,145,471	—	—	1,199,145,471
U.S. small cap equity funds	637,430,229	—	—	637,430,229
International equity funds	465,062,281	—	—	465,062,281
Specialty funds	175,067,779	—	—	175,067,779

Total assets measured at fair value[1]	$3,675,452,449	$224,213,225	$—	$3,899,665,674

[1]	For further fair value information on the assets held in the master trust investment accounts, see master trust investment accounts fair value disclosure below.

The Plan did not have any financial liabilities measured at fair value on a recurring basis and did not have any assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2011 and 2010.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

The master trust investment accounts’ assets and liabilities measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, consisted of the following types of instruments as of December 31, 2011, for the nine asset class master trust investment accounts:

	Fair Value Measurements at Reporting Date Using Inputs Classified as:

	Level 1	Level 2	Level 3	Total

Assets
Common collective trust funds:
Emerging markets fund	$—	$943,033,053	$—	$ 943,033,053
Fixed-income funds	—	762,595,439	—	762,595,439
U.S. large cap equity funds	—	929,069,553	—	929,069,553
U.S. small cap equity funds	—	9,916,400	—	9,916,400
International equity funds	—	396,248,149	—	396,248,149
Specialty funds	—	157,770,769	—	157,770,769
U.S. corporate bonds	—	399,878,558	—	399,878,558
International corporate bonds	—	147,940,479	—	147,940,479
U.S. government bonds	329,560,042	389,681,698	—	719,241,740
International government bonds	—	398,890,526	—	398,890,526
Municipal bonds	—	25,054,988	—	25,054,988
Mortgage-backed securities	—	—	80,304,428	80,304,428
Collateralized debt obligations	—	—	206,562,782	206,562,782
Other fixed-income debt instruments	—	2,876,525	—	2,876,525
Mutual funds:
U.S. large cap equity funds	482,444,234	—	—	482,444,234
Exchange traded fund	72,338,486	—	—	72,338,486
U.S. corporate stocks	310,156,681	—	—	310,156,681
International corporate stocks	465,355,570	—	—	465,355,570
Preferred stocks	9,299,790	—	—	9,299,790
Traditional guaranteed investment contracts	—	4,873,301	—	4,873,301
Pooled separate accounts	—	60,258,127	—	60,258,127
Receivable from brokers for securities sold	15,023,942	—	—	15,023,942
Receivable for investments sold on a delayed delivery basis	165,128,283	—	—	165,128,283
Wrap contracts	—	—	54,788	54,788
Derivative assets	1,651,529	19,377,654	—	21,029,183
Marketable limited partnerships or corporations	—	2,075,152,357	1,289,559	2,076,441,916
Nonmarketable limited partnerships	—	—	345,136,833	345,136,833
Investments of securities lending collateral	—	304,276,887	—	304,276,887

Total assets measured at fair value	$1,850,958,557	$7,026,894,463	$633,348,390	$9,511,201,410

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

	Fair Value Measurements at Reporting Date Using Inputs Classified as:

	Level 1	Level 2	Level 3	Total

Liabilities
Payable to brokers for securities purchased	$21,658,687	$—	$—	$ 21,658,687
Payable for investments purchased on a delayed-delivery basis	228,516,431	—	—	228,516,431
Payable to brokers for collateral on deposit	6,067,557	—	—	6,067,557
Derivative liabilities	3,253,382	21,623,235	—	24,876,617
Securities sold, not yet purchased	105,637,108	—	—	105,637,108
Payable for securities lending collateral	309,681,344	—	—	309,681,344

Total liabilities measured at fair value	$674,814,509	$21,623,235	$—	$696,437,744

The master trust investment accounts’ assets and liabilities measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, consisted of the following types of instruments as of December 31, 2010, for the nine asset class master trust investment accounts. As a result of further analysis of the characteristics of certain financial instruments, approximately $75 million and $183 million of mortgage-backed securities and collateralized debt obligations, respectively, that were previously reported as Level 2 at December 31, 2010 have been reclassified as Level 3 investments. These revisions in the disclosed classification had no effect on the reported fair values of these instruments.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

	Fair Value Measurements at Reporting Date Using Inputs Classified as:
	Level 1	Level 2	Level 3	Total
		(Revised)	(Revised)

Assets
Subscriptions paid in advance	$210,000,000	$—	$—	$ 210,000,000
Common collective trust funds:
Fixed-income funds	—	1,021,662,307	—	1,021,662,307
U.S. large cap equity funds	—	984,915,863	—	984,915,863
U.S. small cap equity funds	—	10,567,798	—	10,567,798
International equity funds	—	769,013,550	—	769,013,550
Specialty funds	—	122,442,208	—	122,442,208
U.S. corporate bonds	—	199,986,257	—	199,986,257
International corporate bonds	—	89,314,623	—	89,314,623
U.S. government bonds	263,091,912	248,763,958	—	511,855,870
International government bonds	—	304,418,052	—	304,418,052
Municipal bonds	—	12,246,769	—	12,246,769
Mortgage-backed securities	—	—	74,867,849	74,867,849
Collateralized debt obligations	—	—	182,837,244	182,837,244
Other fixed-income debt instruments	—	10,617,019	—	10,617,019
Mutual funds:
Fixed-income funds	7,734,628	—	—	7,734,628
U.S. large cap equity funds	185,402,381	—	—	185,402,381
Exchange traded fund	228,077,765	—	—	228,077,765
U.S. corporate stocks	87,445,721	—	—	87,445,721
International corporate stocks	225,030,745	—	—	225,030,745
Preferred stocks	1,800,973	—	—	1,800,973
Traditional guaranteed investment contracts	—	6,266,505	—	6,266,505
Variable synthetic guaranteed investment contracts	—	2,525,997	—	2,525,997
Receivable from brokers for securities sold	4,720,254	—	—	4,720,254
Receivable for investments sold on a delayed-delivery basis	301,721,225	—	—	301,721,225
Wrap contracts	—	—	180,998	180,998
Derivative assets	5,227,821	17,050,958	—	22,278,779
Marketable limited partnerships or corporations	—	683,257,101	127,869	683,384,970
Nonmarketable limited partnerships	—	—	245,283,010	245,283,010
Investments of securities lending collateral	—	460,073,667	—	460,073,667

Total assets measured at fair value	$1,520,253,425	$4,943,122,632	$503,296,970	$6,966,673,027

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

	Fair Value Measurements at Reporting Date Using Inputs Classified as:
	Level 1	Level 2	Level 3	Total

Liabilities
Payable to brokers for securities purchased	$4,432,447	$—	$—	$ 4,432,447
Payable for investments purchased on a delayed-delivery basis	465,052,525	—	—	465,052,525
Payable to brokers for collateral on deposit	5,450,000	—	—	5,450,000
Derivative liabilities	4,189,067	13,208,230	—	17,397,297
Securities sold, not yet purchased	21,378,574	—	—	21,378,574
Payable for securities lending collateral	467,779,351	—	—	467,779,351

Total liabilities measured at fair value	$968,281,964	$13,208,230	$—	$981,490,194

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

The table below provides a summary of each of the master trust investment accounts by the fair value inputs, excluding accrued interest and dividends, cash, and administrative fees, used in the measurement as of December 31, 2011.

	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Hedge Fund	Commodities Fund	Emerging Markets Fund	Total

Assets
Level 1	$483,405,183	$621,933,056	$499,412,189	$234,651,658	$—	$—	$11,041,676	$178,294	$336,501	$1,850,958,557
Level 2	929,350,192	596,953,018	1,591,847,122	134,316,785	583,611,902	3,263,537	1,858,725,808	385,501,100	943,324,999	7,026,894,463
Level 3	—	—	274,206,948	—	12,715,050	345,136,833	1,289,559	—	—	633,348,390

Total assets measured at fair value	$1,412,755,375	$1,218,886,074	$2,365,466,259	$368,968,443	$596,326,952	$348,400,370	$1,871,057,043	$385,679,394	$943,661,500	$9,511,201,410

Liabilities
Level 1	$—	$89,695,840	$454,070,846	$111,047,823	$—	$—	$—	$—	$20,000,000	$ 674,814,509
Level 2	—	378,342	21,244,893	—	—	—	—	—	—	21,623,235

Total liabilities measured at fair value	$—	$90,074,182	$475,315,739	$111,047,823	$—	$—	$—	$—	$20,000,000	$ 696,437,744

The table below provides a summary of each of the master trust investment accounts by the fair value inputs, excluding accrued interest and dividends, cash, and administrative fees, used in the measurement as of December 31, 2010.

	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund (revised)	U.S. Small Cap Stock Fund	Stable Value Fund (revised)	Alternative Investments Fund	Absolute Return Fund	Commodities Fund	Long/Short Fund	Total

Assets
Level 1	$185,437,020	$313,009,353	$583,729,287	$228,077,765	$—	$—	$147,000,000	$—	$63,000,000	$1,520,253,425
Level 2	985,344,051	880,219,074	1,792,216,591	205,198,613	271,968,608	759,250	349,402,656	267,273,082	190,740,707	4,943,122,632
Level 3	—	—	236,739,040	—	21,093,051	245,283,010	127,869	—	—	503,242,970

Total assets measured at fair value	$1,170,781,071	$1,193,228,427	$2,612,684,918	$433,276,378	$293,061,659	$246,042,260	$496,530,525	$267,273,082	$253,740,707	$6,966,673,027

Liabilities
Level 1	$—	$59,627,982	$713,978,773	$194,675,209	$—	$—	$—	$—	$—	$ 968,281,964
Level 2	—	1,550,980	11,657,250	—	—	—	—	—	—	13,208,230

Total liabilities measured at fair value	$—	$61,178,962	$725,636,023	$194,675,209	$—	$—	$—	$—	$—	$ 981,490,194

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

The table below presents a reconciliation for the master trust investment accounts’ assets and liabilities measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, using significant unobservable inputs (Level 3) for 2011:

	Fair Value Measurements Using Level 3
	Mortgage-Backed Securities (revised)	Collateralized Debt Obligations (revised)	Wrap Contracts	Marketable Limited Partnerships or Corporation	Nonmarketable Limited Partnership	Total Net Losses

Balance as of December 31, 2010	$74,867,849	$182,837,244	$180,998	$127,869	$245,283,010
Total gains (losses) (realized and unrealized)	(2,114,126)	5,693,473	(126,210)	(2,344,201)	(17,511,768)	$(16,402,832)
Purchases	40,094,350	101,052,922	—	—	133,318,783
Sales	(32,543,645)	(83,020,857)	—	—	(15,953,192)
Transfers into Level 3	—	—	—	3,505,891	—

Balance as of December 31, 2011	$80,304,428	$206,562,782	$54,788	$1,289,559	$345,136,833

The amount of total losses for the period included in changes in net assets attributable to the changes in unrealized gains (losses) related to assets and liabilities still held as of December 31, 2011	$(41,727)	$(245,295)	$(126,210)	$(2,202,229)	$(17,536,248)	$(20,151,709)

Transfers into Level 3 in 2010 include certain marketable limited partnerships or corporations that are not redeemable in the near term and unobservable inputs to the valuation methodology that are significant to the measurement of the fair value were used.

Changes in net assets are included in the master trust investment accounts net increase/(decrease) for the year ended December 31, 2011, and are reported in net investment income/(loss) in the master trust investment accounts.

The master trust investment accounts did not have any assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2011 and 2010.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

Fair Value Estimated Using Net Asset Value Per Share

The Plan and master trust investment accounts invest in funds that calculate net asset value per share and primarily consist of investments in funds where they co-invest with third-party investors. The investments consist of common collective trust funds, marketable limited partnerships or corporations, nonmarketable limited partnership investments and pooled separate accounts. The private equity, private energy and real estate funds are primarily closed-end funds, which are not eligible for redemption until a date in the future that currently cannot be determined. The liquidation of these investments is likely to occur at different times over the next 10 years.

The following table presents the Plan’s and the master trust investment accounts’ fair values, future investment commitments, and redemption conditions for funds that calculate net asset value per share as of December 31, 2011:

Type	Fair Value	Future Commitments	Redemption Frequency	Redemption Notice Period

Hedge funds (a)(b)	$1,848,898,080	N/A	Monthly to annual	5 to 90 days
Commodities funds (c)	227,543,836	N/A	Monthly	30 to 35 days
Private real estate funds (d)	44,138,301	$55,000,000	N/A	None
Private energy and natural resource funds (e)	48,126,934	45,000,000	N/A	None
Private equity and venture capital funds (f)	252,871,598	215,000,000	N/A	None
Fixed-income common collective trust funds (g)	763,025,601	N/A	Daily	1 to 5 days
U.S. large cap equity common collective trust funds (h)	929,069,553	N/A	Daily	1 to 3 days
U.S. small cap equity common collective trust funds (i)	9,916,400	N/A	Daily	1 to 3 days
International equity common collective trust funds (j)	396,248,149	N/A	Daily	1 to 5 days
Commodities common collective trust funds (k)	157,770,769	N/A	Weekly	1 to 3 days
Emerging markets common collective trust funds (l)	1,018,376,615	N/A	Daily	1 to 5 days
Pooled separate accounts (m)	60,258,127	N/A	Daily	3 to 5 days

Total	$5,756,243,963	$315,000,000

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

The following table presents the Plan’s and the master trust investment accounts’ fair values, future investment commitments, and redemption conditions for funds that calculate net asset value per share as of December 31, 2010:

Type	Fair Value	Future Commitments	Redemption Frequency	Redemption Notice Period

Absolute return hedge funds (a)	$348,030,783	N/A	Monthly to annual	5 to 90 days
Long/short equity hedge funds (b)	190,523,313	N/A	Quarterly to annual	30 to 65 days
Commodities hedge funds (c)	144,830,874	N/A	Monthly	30 to 35 days
Private real estate funds (d)	27,163,308	$45,000,000	N/A	None
Private energy and natural resource funds (e)	34,012,602	65,000,000	N/A	None
Private equity and venture capital funds (f)	171,145,327	171,000,000	N/A	None
Fixed-income common collective trust funds (g)	1,022,084,518	N/A	Daily	1 to 3 days
U.S. large cap equity common collective trust funds (h)	1,069,296,626	N/A	Daily	1 to 3 days
U.S. small cap equity common collective trust funds (i)	10,567,798	N/A	Daily	1 to 3 days
International equity common collective trust funds (j)	908,423,801	N/A	Daily	1 to 5 days
Commodities common collective trust funds (k)	122,442,208	N/A	Weekly	1 to 3 days

Total	$4,048,521,158	$281,000,000

(a)

Includes absolute return hedge funds that typically take positions in primarily publically traded securities and derivatives. The funds generally attempt to utilize trading strategies such as relative value, event driven and directional. Relative value strategy seeks return by capitalizing on perceived mis-pricing of related securities or financial instruments, and generally avoids taking a directional bias with regard to price movement of securities and markets overall. Event driven strategy focuses on identifying and analyzing securities that can benefit from the occurrence of an extraordinary transaction or event (e.g., restructurings, takeovers, mergers, spin-offs, bankruptcy). Directional strategy takes a bias based on price movement of securities and markets. These funds typically will include global exposure which includes emerging markets.

(b)

Includes long/short equity hedge funds that typically take both long and short positions in primarily publicly traded securities. Portfolios are built based on positive and negative views on equities. These funds typically will include global exposure which includes emerging markets.

(c)

The commodities hedge fund category seeks to match the Dow Jones-UBS Commodity Index and the Standard & Poor Goldman Sachs Commodity Index which are composed on futures contracts on physical commodities.

(d)

Private real estate funds seek out value added and opportunistic real estate investments in nonpublicly traded securities. These funds typically will include global exposure which includes emerging markets.

(e)

Private energy and natural resource funds seek out private investments in nonpublicly traded securities that focus on areas such as hydrocarbon reserves, infrastructure, timber, mining or minerals. These funds typically will include global exposure which includes emerging markets.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

(f)

Private equity and venture capital funds seek out private investments in nonpublicly traded securities that include venture capital funding of exceptional growth potential enterprises, and special situations such as distressed, opportunistic or secondary market positions. These funds typically will include global exposure which includes emerging markets.

(g)

The fixed-income funds invest in short-term and long-term high quality government, mortgage and corporate bonds. Some of the funds seek to replicate the performance of the Barclays Capital 1—3 Year Treasury Bond Index and Barclays Capital 1—3 Year Agency Bond Index over the long term.

(h)

The funds seek to match or exceed the performance of the Russell 1000 Index. The Russell 1000 Index focuses on the large- and mid-capitalization segment of the market, with approximately 90% coverage of U.S. stocks.

(i)	The funds seek to match or exceed the performance of the Russell 2000 Index, a free float-adjusted market capitalization index representing 2,000 small company stocks of U.S. domiciled companies.

(j)

For 2010, the funds sought to provide exposure to developed and emerging market stocks outside the U.S. Approximately 80% of the funds were invested in developed international stocks, as represented by the MSCI EAFE Index. The residual 20% were invested in emerging market stocks as represented by the MSCI EM Index. For 2011, the funds seek to provide exposure to developed stocks outside the U.S., as represented by the MSCI All Country World Index, excluding U.S.

(k)	The fund seeks to match the Dow Jones-USB Commodity Index which is composed of futures contracts on physical commodities.

(l)

The funds seek to provide exposure to emerging market stocks outside the U.S. as represented by the MSCI EM Index, Lazard Emerging Markets Collective Trust Fund and State Street Global Advisors EAFE Fund.

(m)

Pooled separate accounts include separate account guaranteed investment contracts (SA GICs). The initial crediting rate for SA GICs is set based on the market interest rates at the time that the initial asset is purchased and is are guaranteed to have an interest crediting rate not less than zero percent.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

5. Investments

The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at year-end is as follows:

	December 31
	2011	2010

Mutual funds:
Fidelity Contrafund	*	$306,887,472
Fidelity Low-Priced Stock Fund	*	288,955,546
Vanguard Institutional Index Fund	*	251,745,852
Common stock:
Intel Corporation	$368,676,269	$356,128,064

*	Amount represents less than 5% of net assets at year end

During the year ended December 31, 2011, the Plan’s investments (including investments purchased, sold, and held during the year) (decreased) in fair value as follows:

Net realized and unrealized appreciation (depreciation) in fair value of investments:
Registered mutual funds	$(262,165,071)
Common collective trust funds	(33,734,514)
Intel Corporation common stock	48,868,744

Net realized and unrealized appreciation (depreciation) in fair value of investments	$(247,030,841)

6. Investment Contracts

The Stable Value Fund holds investment contracts with insurance companies and banks to provide participants with a stable return on investment and protection of principal from changes in market interest rates. BNY Mellon has discretionary authority for the purchase and sale of investments in the Stable Value Fund, subject to the general investment policies of the IPC.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

The traditional GICs crediting rate is based on the rate that is agreed to when the insurance company writes the contract and is generally fixed for the life of the contract. The initial crediting rate for the CDS GICs, the FMS GICs and the PSA GICs are set based on the market interest rates at the time that the initial asset is purchased and are guaranteed to have an interest crediting rate not less than zero percent. The crediting rates for the CDS GICs, the FMS GICs and the PSA GICs reset every quarter based on the book value of the contract, the market value of the underlying assets, and the average duration of the underlying assets. The crediting rate for the CDS GICs, the FMS GICs and the PSA GICs aim at converging the book value of the contract and the market value of the underlying assets and therefore will be affected by interest rate and market changes.

Certain events may limit the ability of the Stable Value Fund to transact at contract value with the issuers. Such events include the following:

•	default of wrap provider;

•	default of an underlying bond issuer with material impact on the fund;

•	employer-initiated events that are within the control of the plan sponsor that would have a material and adverse impact on the fund;

•	employer communications designed to induce participants to transfer from the fund;

•	competing fund transfer or violation of equity wash or equivalent rules in place; and

•	changes in qualification status of the employer or the plans participating in the fund.

If any such event occurs, market value would likely be used in determining the payouts to the participants.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the employer or the Plan, if there is a breach of material obligations under the contract and misrepresentations by the contract holder, if the market and book values diverge dramatically, or if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

The FMS GICs, CDS GICs, VS GICs and PSA GICs use wrap contracts in order to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Fund to match certain fixed-income fund objectives. Wrap contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of traditional GICs. The wrap contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant’s retirement, disability, or death, or participant-directed transfers in accordance with the terms of the Plan.

The investment contracts owned by the Stable Value Fund earned the following average yields:

	Year Ended December 31
	2011	2010

Earned by the Plan	2.37%	3.00%
Credited to participants	2.28	2.91

7. Party-In-Interest Transactions

Approximately 7% of the Plan’s net assets available for benefits are shares of the Company’s common stock. Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2011, the Plan made purchases of the Company’s common stock of $18,156,985 and sales and distributions of $54,477,524.

8. Derivative Financial Instruments

The Plan, either directly or through the master trust investment accounts, invests in common collective trust funds, mutual funds, marketable limited partnerships or corporations, and nonmarketable limited partnerships, which can purchase derivatives consistent with their offering documents and prospectuses. The Plan does not directly hold any derivatives that are designated as hedging instruments. For 2011 and 2010, the Plan purchased derivatives through its investment in the Global Bond Fund and the International Stock Fund.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

The Global Bond Fund and the International Stock Fund consist of separately managed accounts. The investment managers of these accounts may use derivatives, consistent with the objective of the account, to hedge a portion of the investments to limit or minimize exposure to certain risks and to gain access to markets more efficiently. The investment managers do not employ leverage in the use of derivatives. Following is a summary of the significant accounting policies associated with the use of derivatives by the Global Bond Fund and International Stock Fund.

Currency Forward Contracts

The Global Bond Fund and the International Stock Fund have investments that are denominated in foreign currencies and utilize currency forward contracts to hedge a portion of the currency exposure for these investments. Currency forward contracts are generally marked-to-market at the prevailing forward exchange rate of the underlying currencies, with the difference between contract value and market value recorded as unrealized appreciation (depreciation). When the currency forward contract is closed, the Global Bond Fund and the International Stock Fund transfer the unrealized appreciation (depreciation) to a realized gain (loss) equal to the change in the value of the currency forward contract from when it was opened to the value at the time it was closed. Sales and purchases of currency forward contracts having the same settlement date and broker are offset, and any gain (loss) is realized on that date. At the end of the year, open currency forward contracts are recorded as a derivative asset if the market value of the contract has appreciated or as a derivative liability if depreciated.

Certain risks may arise upon entering into a currency forward contract from the potential inability of counterparties to meet the terms of their contracts. The Global Bond Fund and the International Stock Fund seek to control this risk by evaluating the creditworthiness of potential counterparties and establishing credit limits. Additionally, when utilizing currency forward contracts, the Global Bond Fund and the International Stock Fund give up the opportunity to profit from favorable exchange rate movements during the term of the contract.

Futures Contracts

A futures contract is a contractual agreement to deliver or receive a commodity or financial instrument at a specific date in the future at an agreed-upon price. The Global Bond Fund uses fixed-income futures contracts to manage exposure to the market. Buying futures typically increases the exposure to the underlying instrument. Selling futures typically decreases the exposure to the underlying instrument held, or hedges the fair value of the other investments.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded. Upon entering into a futures contract, a deposit either in cash or securities in an amount (initial margin) equal to a certain percentage of the nominal value of the contract is required. Pursuant to the futures contract, there is an agreement to receive from, or to pay to, the broker an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments, known as “variation margin,” are generally settled daily and are included in the unrealized appreciation (depreciation) on futures contracts. Each separately managed account maintains its own variation margin accounts, and there is a separate variation margin account for each exchange used in the separately managed account. At the end of the year, the net amount of the variation margin accounts is recorded as a derivative asset if it has a positive balance or as a derivative liability if it has a negative balance.

Futures contracts involve, to varying degrees, credit and market risks. The futures contracts entered into are exchange traded futures contracts where the broker acts as the clearinghouse for and counterparty to the transactions. Thus, credit risk on such transactions is mitigated by having an exchange that regulates margin requirements for futures contracts and capital requirements for clearinghouses, and by the ability of clearinghouses to net customer trades. The daily settlement process on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index, commodity, or security.

The Global Bond Fund had securities pledged as collateral for futures contracts with a fair value of $1,511,238 and $3,301,248 as of December 31, 2011 and 2010, respectively.

Swap Agreements

The Global Bond Fund enters into swap agreements to exchange or swap investment cash flows, assets, or market-linked returns at specified future intervals with counterparties. The Global Bond Fund has entered into interest rate and credit default swap agreements to manage its exposure to interest rates and credit risk. In connection with these agreements, securities may be identified as collateral in accordance with the terms of the respective swap agreements.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

Swaps are marked-to-market daily based on quotations supplied by an exchange, a pricing service, or a major market maker (or dealer), and the change in value, if any, is recorded as unrealized appreciation (depreciation). Realized gain (loss) is recorded upon termination or maturity of the swap. At the end of the year, outstanding swaps with a positive fair value are recorded as a derivative asset, and those with a negative fair value are recorded as a derivative liability.

Entering into these agreements involves, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the statements of net assets available for benefits of the Global Bond Fund. Such risks involve the possibility that there will be no liquid market for these agreements, that the counterparty to the agreements may default on its obligation to perform or disagree as to the meaning of contractual terms in the agreements, and that there may be unfavorable changes in interest rates.

The Global Bond Fund has entered into various derivative transactions that are considered credit derivatives. The Global Bond Fund writes and purchases credit default swaps primarily through credit default swap indices, but may also do so on a single name or basket basis. The use of credit default swaps provides the Global Bond Fund with flexibility in adjusting the yield curve and credit characteristics of the portfolio. Credit default swaps can provide access to exposure that may not be available in the financial markets.

The following table contains the notional value of the Global Bond Fund’s written credit derivatives as of December 31, 2011 and 2010:

	Notional Value of Credit Default Swaps[1]

Maturity	2011	2010

0–5 years	$13,332,627	$11,159,827
5–10 years	2,100,000	16,200,000
10 years or greater	466,004	714,302

Total written credit derivatives[2]	$15,898,631	$28,074,129

[1]

Credit spreads on the underlying notional values are less than 1,000 basis points. Credit spread on the underlying, together with the period of expiration are indicators of payment/performance risk. The likelihood of payment or performance is greater as credit spread on the underlying and period of expiration increase.

[2]	All credit default swaps written are investment grade quality.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

The maximum payouts for contracts are limited to the notional values of each derivative contract. Typical credit events include bankruptcy, failure to pay, debt restructuring, obligation default, and repudiation. The settlement terms of credit default swaps are determined when the credit default swap contract is written.

The Global Bond Fund had $3,770,262 pledged as collateral for swap agreements as of December 31, 2011. The Global Bond Fund did not have any securities pledged as collateral for swap agreements as of December 31, 2010.

Options Contracts

The Global Bond Fund writes call and put options on futures, swaps (swaptions), securities, or currencies it owns or in which it may invest. Writing put options increases the Global Bond Fund’s exposure to the underlying instrument. Writing call options decreases the Global Bond Fund’s exposure to the underlying instrument. When the Global Bond Fund writes a call or put option, an amount equal to the premium received is recorded as a liability and subsequently marked-to-market to reflect the current value of the option written. These liabilities are reflected as derivative liabilities in the statements of net assets available for benefits for the Global Bond Fund. Premiums received from writing options that expire out of the money are treated as realized gains. Premiums received from writing options that are exercised or closed are added to the proceeds or offset against amounts paid on the underlying future, swap, security, or currency transaction to determine the realized gain or loss. As a writer of an option, the Global Bond Fund has no control over whether the underlying future, swap, security, or currency may be sold (call) or purchased (put) and as a result bears the market risk of an unfavorable change in the price of the future, swap, security, or currency underlying the written option. There is a risk that the Global Bond Fund may not be able to enter into a closing transaction because of an illiquid market.

The Global Bond Fund also purchases put and call options. Purchasing call options increases the Global Bond Fund’s exposure to the underlying instrument. Purchasing put options decreases the Global Bond Fund’s exposure to the underlying instrument. The Global Bond Fund pays a premium that is included in the Global Bond Fund’s statements of net assets available for benefits as an investment and subsequently marked-to-market to reflect the current value of the options. Premiums paid for purchasing options that expire out of the money are treated as realized losses. The risk associated with purchasing put and call options is limited to the premium paid. Premiums paid for purchasing options that are exercised or closed are added to the amounts paid or offset against the proceeds on the underlying future, swap, security, or currency transaction to determine the realized gain or loss.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

At the end of the year, the total fair value of the open options is recorded as a derivative asset if the fair value is positive, or as a derivative liability if the fair value is negative.

Volume of Derivative Activity

Total gross notional amounts for outstanding derivatives (recorded at fair value) were as follows. Certain amounts in prior year have been reclassified to conform to current year presentation.

	December 31, 2011		December 31, 2010
	Global Bond Fund	International Stock Fund	Global Bond Fund	International Stock Fund

Currency forward contracts	$529,054,441	$271,657,112	$561,863,011	$ 124,093,834
Financial futures	295,673,050	78,575,344	820,293,789	—
Interest rate swaps	958,603,365	—	442,838,643	—
Credit default swaps	195,932,152	—	180,277,500	—
Options on financial futures	173,666,700	—	168,899,133	—
Other	9,102,614	—	36,700,000	—

Total	$2,162,032,322	$350,232,456	$2,210,872,076	$ 124,093,834

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

The gross notional amounts for currency forward contracts by currency were as follows:

	December 31, 2011		December 31, 2010
	Global Bond Fund	International Stock Fund	Global Bond Fund	International Stock Fund

Australian dollar	$55,155,553	$387,059	$37,496,771	$ 5,198,652
Brazilian real	4,956,804	28,218	2,876,867	40,604
British pound sterling	116,044,990	81,494,844	80,111,056	44,122,643
Canadian dollar	24,986,649	—	61,301,031	—
Chinese yuan	10,448,040	—	12,304,925	—
Czechoslovakian koruna	4,200,000	—	—	—
Danish krone	10,204,217	5,148,731	10,075,372	1,798,059
Euro	165,652,639	96,820,936	194,785,783	29,889,474
Hong Kong dollar	1,072,582	—	5,684,248	—
Hungarian forint	10,993,474	—	—	—
Indian rupee	2,301,656	—	7,029,554	2,596,884
Japanese yen	49,136,022	28,468,436	90,304,855	10,632,670
Malaysian ringgit	1,692,426	34,999	1,661,188	—
Mexican peso	5,571,893	—	6,447,882	—
New Zealand dollar	2,037,620	—	2,869,483	—
Norwegian krone	1,006,875	—	4,617,371	—
Polish Zloty	6,050,478	—	—	—
Singapore dollar	—	—	—	53,498
South African rand	2,900,528	—	2,387,534	—
South Korean won	11,650,532	7,833,108	10,482,081	8,154,357
Swedish krona	34,101,060	30,460,973	12,932,045	9,897,873
Swiss franc	6,793,450	20,979,808	15,587,200	11,709,120
Taiwan dollar	2,096,953	—	2,907,765	—

Total	$529,054,441	$271,657,112	$561,863,011	$ 124,093,834

Credit-Risk-Related Contingent Features

None of the derivative instruments contain credit-risk-related contingent features. Credit ratings are not applicable to the Plan and the master trust investment accounts.

Fair Values of Derivative Instruments

None of the derivative instruments were designated as hedging instruments.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

The fair values of the derivative instruments included in the statements of net assets available for benefits of the Global Bond Fund and the International Stock Fund as of December 31, 2011, were as follows.

	Global Bond Fund		International Stock Fund
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability

Currency forward contracts	$7,641,591	$6,816,883	$2,789,435	$ 378,342
Financial futures	233,995	2,002,981	—	507,192
Interest rate swaps	3,260,095	14,094,790	—	—
Credit default swaps	5,266,458	332,627	—	—
Options on financial futures	1,417,534	743,209	—	—
Other	420,075	593	—	—

Total	$18,239,748	$23,991,083	$2,789,435	$ 885,534

The fair values of the derivative instruments included in the statements of net assets available for benefits of the Global Bond Fund and the International Stock Fund as of December 31, 2010, were as follows. Certain amounts in prior year have been reclassified to conform to current year presentation.

	Global Bond Fund		International Stock Fund
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability

Currency forward contracts	$4,906,515	$5,216,848	$541,900	$ 1,550,980
Financial futures	336,956	1,148,113	—	—
Interest rate swaps	7,287,924	6,712,794	—	—
Credit default swaps	6,597,634	679,718	—	—
Options on financial futures	2,607,850	1,626,710	—	—
Other	—	462,134	—	—

Total	$21,736,879	$15,846,317	$541,900	$ 1,550,980

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

All derivative gains and/or (losses) were recorded as net realized and unrealized appreciation/ (depreciation) in fair value of investments and related interest income was excluded. The effects of derivative instruments on the net realized and unrealized appreciation (depreciation) in fair value of investments for the year ended December 31, 2011, were as follows:

	Global Bond Fund	International Stock Fund

Currency forward contracts	$5,454,855	$ 11,694,582
Financial futures	(18,153,555)	(436,419)
Interest rate swaps	(9,717,366)	—
Credit default swaps	3,306,986	—
Options on financial futures	(1,311,788)	—
Other	(1,313,095)	—

Total	$(21,733,963)	$ 11,258,163

9. Securities Lending

The Master Trust has securities lending agreements with State Street relating to the assets in the Global Bond Fund, the U.S. Small Cap Stock Fund and the International Stock Fund, and a securities lending agreement with BlackRock Institutional Trust Company (BlackRock) relating to certain assets in the U.S. Small Cap Stock Fund. The master trust investment accounts are not restricted from lending securities to other qualified financial institutions, provided such loans are callable at any time and are at all times fully secured by cash, cash equivalents, or securities issued or guaranteed by the U.S. government or its agencies. The master trust investment accounts may bear the risk of delay in recovery of, or even of rights in, the securities loaned if the borrower of the securities fails financially. Consequently, loans of securities are only made to firms deemed to be creditworthy. The master trust investment accounts are also subject to investment risk in connection with investment of the collateral. The master trust investment accounts receive compensation for lending their securities, either in the form of fees or by retaining a portion of the return on the investment of any cash received as collateral.

Cash collateral is recorded as an asset with a corresponding liability on the statements of net assets available for benefits of the applicable master trust investment account. For lending agreements collateralized by securities, the collateral is not recorded as an asset or a liability, unless the collateral is repledged. All collateral received will be in an amount equal to at least 102% of the fair value of the U.S. loaned securities and 105% of the fair value of foreign loaned securities. It is intended that the collateral will be maintained at that level during the period of the

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

loan. The fair value of the loaned securities is determined at the close of business, and any additional required collateral is delivered the next business day. The applicable master trust investment accounts do not have the right to sell or repledge securities pledged as collateral. During the loan period, the funds continue to retain rights of ownership, including dividends and interest of the loaned securities.

The following is a summary of the collateral held and the fair value of securities on loan for the applicable master trust investment accounts as of December 31, 2011:

	Cash Collateral	Securities Held as Collateral	Total Collateral	Fair Value of Loaned Securities

Global Bond Fund	$108,565,798	$76,228,393	$184,794,191	$ 181,220,783
U.S. Small Cap Stock Fund	108,630,421	—	108,630,421	105,671,571
International Stock Fund	87,080,668	—	87,080,668	84,069,732

Total	$304,276,887	$76,228,393	$380,505,280	$ 370,962,086

The following is a summary of the collateral held and the fair value of securities on loan for the applicable master trust investment accounts as of December 31, 2010:

	Cash Collateral	Securities Held as Collateral	Total Collateral	Fair Value of Loaned Securities

Global Bond Fund	$209,643,606	$11,888,589	$221,532,195	$ 217,111,467
U.S. Small Cap Stock Fund	193,570,000	—	193,570,000	189,339,040
International Stock Fund	56,860,061	150,100	57,010,161	55,576,286

Total	$460,073,667	$12,038,689	$472,112,356	$ 462,026,793

A gain was generated from securities lending arrangements totaling $2,878,604 for the year ended December 31, 2011. The gain was primarily a result of the change in the cumulative loss on the securities lending program’s collateral pool. The cumulative loss decreased to $5,404,457 at December 31, 2011, from $7,705,684 at December 31, 2010. The 2011 cumulative loss represents the difference between the value of the investments of securities lending collateral of $304,276,887 and the value of the related payable for securities lending collateral of $309,681,344 for the applicable master trust investment accounts at December 31, 2011

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

($209,643,606 and $217,349,290, respectively, at December 31, 2010). The gain was included in the net realized and unrealized appreciation (depreciation) in fair value of investments in the summary of net investment income in the asset class master trust investment accounts as disclosed in Note 3: Master Trust Investment Accounts.

State Street is the investment manager for the securities lending collateral pool. The investment policy statement requires that securities lending investments conform to the U.S. Securities and Exchange Commission guidelines for money market funds.

10. Concentration of Credit Risk

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across multiple participant-directed fund elections. With the exception of the Intel Stock Fund, the investments within each participant-directed fund election are further diversified into varied financial instruments. The Intel Stock Fund invests in a single security, the trading value of which is used to determine the entire fair value of the investment. The Plan’s exposure to credit risk on the wrap contracts is limited to the fair value of the contracts with each counterparty. Collateral has been obtained and secured against investments whenever deemed necessary. The Plan has exposure to currency exchange rate risk on non-U.S. dollar denominated investments in debt and equity instruments which are generally managed through offsetting derivative instruments to reduce foreign currency exposure.

11. Income Tax Status

The Plan received a determination letter from the IRS dated February 7, 2006, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. A new application for a favorable determination letter was timely filed; however, a final letter has not yet been issued by the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the tax qualified status of the Plan.

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

Notes to Financial Statements (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more–likely–than–not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

12. Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

13. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2011	2010

Net assets available for benefits per the financial statements	$5,062,744,794	$4,923,097,050
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	7,961,502	3,955,738

Net assets available for benefits per the Form 5500	$5,070,706,296	$4,927,052,788

The following is a reconciliation of net investment income from participation in the master trust investment accounts per the financial statements for the year ended December 31, 2011, to the Form 5500:

Net investment income from participation in master trust investment accounts per the financial statements	$50,986,056
Change in adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	4,005,764

Net investment income from master trust investment accounts per the Form 5500	$54,991,820

Supplemental Schedule

Intel 401(k) Savings Plan

(Formerly Intel Corporation 401(k) Savings Plan)

EIN: 94-1672743 Plan Number: 003

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	Mutual funds:
	American Funds EuroPacific Growth Fund	2,764,325 shares	$ 97,083,628
	Dodge & Cox Stock Fund	675,284 shares	68,612,837
*	Fidelity Growth Company Fund	1,954,633 shares	158,154,132
*	Fidelity Low-Priced Stock Fund	4,508,529 shares	160,795,365
*	Fidelity Contrafund	588 shares	588
*	Fidelity Puritan Fund	49 shares	49
*	PIMCO Total Return Fund	13,899,587 shares	151,373,731
	Vanguard Institutional Index Fund	1,179,000 shares	135,891,212

	Total mutual funds		771,911,542
	Common collective trust fund:
*	State Street Bank and Trust Short Term Investment Fund	430,162 units	430,162
*	BlackRock Russell 1000 Value Fund K	147 units	147
	Lazard Emerging Markets Equity Collective Trust	5,325,603 units	75,343,415

	Total common collective trust funds		75,773,724
	Self-directed brokerage accounts	Various	414,657,959
	Common stock:
*	Intel Corporation	15,206,730 shares	368,676,269
*	Participant loans	Interest at 4.25% — 10.6%, maturing through 2029	71,528,717

	Total investments		$1,702,548,211

Column (d) for Cost has been omitted as investments are participant-directed

*	Indicates a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEL 401(k) SAVINGS PLAN

Date: June 28, 2012	By:	/s/ Stacy J. Smith
Stacy J. Smith
Senior Vice President, Chief Financial Officer and
Principal Accounting Officer